Exhibit 99.1

SECOND QUARTER REPORT JUNE 30, 2004

FINANCIAL HIGHLIGHTS

Unaudited	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2004	2003	2004	2003
Funds from operations (FFO)	$162	$90	$282	$176
FFO per share — diluted	0.98	0.53	1.68	1.04
Net income	80	53	136	103
Net income per share — diluted	0.45	0.30	0.75	0.59

Dear Shareholders:

Our solid financial performance for the first six months of 2004 reflects the merits of our strategy of prudently investing in premier office properties in high-growth markets, and pro-actively leasing on a long-term basis to high-quality tenants. This strategy has continued to produce consistently strong and market-leading results across economic cycles.

For the six months ended June 30, 2004, Brookfield recorded substantial growth in funds from operations, which increased by 62% to $1.68 per share from $1.04 per share during the same period in 2003. Funds from operations prior to lease termination income increased by 25% to $1.30 per share from $1.04 per share during the same period in 2003. Net income increased by 27% to $0.75 per share from $0.59 per share during the same period in 2003.

For the three months ended June 30, 2004, Brookfield’s funds from operations increased by 85% to $0.98 per share from $0.53 per share during the same period in 2003. Funds from operations prior to lease termination income increased by 13% to $0.60 per share from $0.53 per share during the same period in 2003. Net income increased by 50% to $0.45 per share from $0.30 per share during the same period in 2003.

MAJOR INITIATIVES IN THE SECOND QUARTER OF 2004

>	Completed the issue of C$200 million Class AAA Series J preferred shares at a dividend rate of 5.0%. The proceeds were used to pay down corporate debt.

>	Recorded a net gain of $60 million in lease termination income resulting from the commencement of a new twenty-year lease with Cadwalader, Wickersham & Taft for 460,000 square feet in One World Financial Center in New York in conjunction with the termination of a previously-existing lease.

>	Acquired 724,800 common shares of the company at an average price of $28.37 per share during the second quarter. This brings the total number of shares repurchased year-to-date to 1.1 million at an average price of $28.77 per share. Since the inception of the normal course issuer bid, the company has purchased approximately 12 million shares at an average price of $19.24 per share. The Board of Directors also approved the application to renew the corporation’s normal course issuer bid which expires in September 2004.

>	Increased the quarterly common share dividend by 7% to $0.16 per share from the prior quarterly dividend of $0.15 per share.

OPERATING HIGHLIGHTS

The majority of Brookfield’s markets are showing signs of improvement, including increased absorption of sublease space and modestly declining vacancy rates. At June 30, 2004, the company had an occupancy rate of 96.7% in its core markets of New York, Boston,

Q2/2004 INTERIM REPORT	1

Washington, D.C., Toronto and Calgary, and an occupancy rate of 93.9% across the portfolio, consistent with the first quarter of 2004. Operating highlights for the second quarter included:

>	Increased current commercial property operating income by $14 million. During the second quarter of 2004, net operating income from current commercial property operations was $166 million, compared with $152 million during the same period in 2003.

>	Leased approximately 500,000 square feet of space during the second quarter of 2004, including:

In New York

-	15 year renewal with Dow Jones at One World Financial Center for 41,000 square feet;

-	15 year renewal and expansion with Vestar Capital at 245 Park Avenue for 38,000 square feet;

-	15 year renewal with Heidrick & Struggles at 245 Park Avenue for 35,000 square feet.

In Calgary

-	a new two-year lease with Pengrowth Management Ltd. for 23,000 square feet at Petro-Canada Centre;

-	a new seven-year lease with Canadian Natural Resources for 20,000 square feet at Bankers Hall.

In Toronto

-	a new four-year lease with Northwater Capital Management for 22,000 square feet at Bay Wellington Tower.

This brings Brookfield’s year-to-date leasing total to approximately 1.6 million square feet, representing five times the amount of space contractually expiring.

>	Earned $10 million from residential land development operations, an increase of $3 million over the second quarter of 2003, as the housing market across North America remains strong.

CHANGE IN ACCOUNTING POLICY

Historically, Brookfield’s accounting policy has been to record revenues in accordance with the actual payments received under the terms of the company’s leases, which typically increase over time, and to record depreciation on a sinking-fund basis. However, commencing January 1, 2004, accounting standards require both straight-line rent recognition and straight-line depreciation. This change resulted in additional revenue of $10 million and additional depreciation of $28 million before the effect of taxes for the six months ended June 30, 2004. A schedule reconciling FFO to a non straight-line rent basis can be found in the supplemental information package to allow for comparability with prior periods.

DIVIDENDS

The Board of Directors of Brookfield declared an increase of 7% in the quarterly common share dividend to $0.16 per share, payable on September 30, 2004 to shareholders of record at the close of business on September 1, 2004. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA, Series F, G, H, I and J preferred shares were also declared payable on September 30, 2004 to shareholders of record at the close of business on September 15, 2004.

OUTLOOK

Brookfield’s prime objective is to continue to deliver double-digit growth in FFO per share prior to gains for 2004 which we remain on target to achieve. As the economy has continued to improve, so has demand for office space. This, coupled with our pro-active approach to asset management and the premier quality of our assets, positions us well to continue to meet our financial goals.

Gordon E. Arnell	Richard B. Clark
Chairman	President & CEO

July 27, 2004

2	Brookfield Properties Corporation

Management’s Discussion and Analysis

INTRODUCTION

The following discussion and analysis is intended to provide readers with an assessment of our performance for the first six months and the second quarter of the past two years as well as our financial position and future prospects. It should be read in conjunction with the unaudited consolidated interim financial statements and appended notes which are included on page 14 of this report. Additional information, including the company’s Annual Report and Annual Information Form, are available on the company’s Web site at www.brookfieldproperties.com or on SEDAR’s Web site at www.sedar.com.

All figures are expressed in U.S. dollars unless otherwise noted. Brookfield’s financial results are as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2004	2003	2004	2003
Total revenue	$381	$301	$707	$596
Funds from operations (FFO)	162	90	282	176
FFO per share - diluted	0.98	0.53	1.68	1.04
Net income	80	53	136	103
Net income per share - diluted	0.45	0.30	0.75	0.59

(Millions)	Jun. 30, 2004	Dec. 31, 2003
Commercial properties	$6,465	$6,297
Total assets	8,157	8,097
Commercial property debt	4,395	4,537
Capital base	3,135	2,997

COMMERCIAL PROPERTIES

Brookfield’s strategy is to own, develop and manage premier commercial properties in downtown locations of select cities in North America. Brookfield’s portfolio consists of 47 properties and development sites, predominantly office buildings, comprising 45 million square feet of rentable area and development capacity in which Brookfield has proportionate ownership interests in 35 million square feet.

The commercial property portfolio is focused in seven North American cities, with New York, Boston, Washington, D.C., Toronto and Calgary, comprising 86% of the portfolio on a net operating income basis.

The acquisition of Edison Place, 701 9th Street, N.W., in Washington, D.C. for $167.1 million in the first quarter of 2004 accounts for most of the increase in book value of commercial properties from December 31, 2003. A breakdown of the company’s commercial properties by region at June 30, 2004 is as follows:

	Leasable	Brookfield	Jun. 30	Dec. 31
	Area	Owned Interest	2004	2003
Region	(000s Sq. Ft.)	(000s Sq. Ft.)	(Millions)	(Millions)
New York, New York	11,221	9,506	$3,515	$3,531
Boston, Massachusetts	2,163	1,103	330	333
Washington, D.C.	1,118	1,118	331	—
Toronto, Ontario	7,021	4,893	980	928
Calgary, Alberta	6,331	3,166	412	450
Denver, Colorado	3,017	2,811	369	372
Minneapolis, Minnesota	3,008	3,008	404	400
Other	1,275	1,275	124	283

	35,154	26,880	$6,465	$6,297
Office development properties	10,292	8,293	369	349

Total	45,446	35,173	$6,834	$6,646

Q2/2004 INTERIM REPORT	3

DEVELOPMENT PROPERTIES

Development properties decreased by $31 million to $653 million as at June 30, 2004 from $684 million at December 31, 2003. The decrease is primarily attributable to a reduction in residential development inventory, offset by additional capitalized costs on our commercial development properties. During the first six months of 2004, the company capitalized approximately $20 million related to the Three World Financial Center project, and expects to continue to capitalize similar amounts for the remainder of the year. The details of the development property portfolio are as follows:

			Jun. 30, 2004	Dec. 31, 2003
	Buildable Sq. Ft.		(Millions)	(Millions)	Change
Commercial developments and infrastructure
Three World Financial Center, New York	1,200,000		$232	$212	$20
Bay-Adelaide Centre, Toronto	1,800,000		90	90	—
Hudson’s Bay Centre, Toronto	1,092,000		26	26	—
Other:
Penn Station, New York	2,500,000
BCE Place III, Toronto	800,000
Republic Plaza, Denver	400,000

	3,700,000		21	21	—

	7,792,000	*	$369	$349	$20
Residential development land and infrastructure
Under development			142	210	(68)
Held for development			142	125	17

Total			$653	$684	$(31)

* Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York.

Although Brookfield is not a speculative developer, the company is a full-service real estate company with in-house development expertise. With approximately 8 million square feet of high-quality, centrally-located development properties in New York, Toronto, and Denver, the company generally undertakes developments only when the risk-adjusted returns are adequate and significant pre-leasing for at least 50% to 60% of the space has been achieved.

RECEIVABLES AND OTHER

Receivables and other assets decreased to $619 million at June 30, 2004 from $717 million at December 31, 2003. The decrease is primarily related to a deposit on the acquisition of a land lease on one of the company’s Canadian commercial properties. The components of receivables and other assets are as follows:

(Millions)	Jun. 30 2004	Dec. 31, 2003
Receivables and real estate mortgages	$399	$499
Prepaid expenses and other assets	214	212
Non-core real estate assets held for sale	6	6

Total	$619	$717

CASH AND MARKETABLE SECURITIES

Brookfield maintains high levels of liquidity to ensure that it can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities which contribute investment returns, as well as committed lines of credit. To ensure the company maximizes its returns, cash balances are generally carried at a modest level, and excess cash is used to repay revolving credit lines and invested in short-term marketable securities, which provide a source of liquidity to fund investment initiatives. Marketable securities are comprised of a portfolio of fixed-rate corporate bonds which are carried at amortized cost with a fair value which approximates their book value and an average yield of 2.5% and matures over the period of 2005 to 2007. As at June 30, 2004, cash balances decreased to $108 million from $132 million at December 31, 2003 and marketable securities increased to $312 million from $267 million at December 31, 2003, as excess funds were invested in additional investment-grade corporate bonds.

COMMERCIAL PROPERTY DEBT

Commercial property debt totaled $4,395 million at June 30, 2004, compared with $4,537 million at December 31, 2003. The decrease is primarily related to the repayment of corporate debt with the proceeds received from the issuance of 8,000,000 Class AAA Series J preferred shares in April 2004 with a dividend rate of 5.0%. Commercial property debt at June 30, 2004 had an average interest rate of 6.6% and an average term to maturity of 12 years. Predominantly all of Brookfield’s commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company.

4	Brookfield Properties Corporation

The largest property debt in order of maturity is as follows:

				Brookfield
		Interest	Maturity	Proportionate
Commercial Property	Location	Rate %	Date	Share (Millions)	Mortgage Details
One World Financial Center	New York	3.11%	2007	$300	Recourse, floating rate
Canada Trust Tower	Toronto	6.54%	2007	99	Non-recourse, fixed rate
Trade Center Denver	Denver	7.00%	2007	51	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.43%	2008	102	Non-recourse, fixed rate
245 Park Avenue	New York	6.65%	2011	250	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75%	2011	416	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59%	2011	59	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83%	2012	51	Non-recourse, fixed rate
Two World Financial Center	New York	6.91%	2013	729	Non-recourse, fixed rate
Four World Financial Center	New York	6.95%	2013	388	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49%	2013	271	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20%	2013	138	Non-recourse, fixed rate
Republic Plaza	Denver	5.15%	2014	170	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50%	2022	41	Non-recourse, fixed rate
53 State Street	Boston	6.91%	2023	75	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72%	2027	100	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37%	2027	85	Non-recourse, fixed rate
701 9th Street	Washington	6.73%	2028	152	Non-recourse, fixed rate
75 State Street	Boston	7.00%	2028	89	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26%	2032	534	Non-recourse, fixed rate
Development debt	—			150	Recourse, floating rate
Corporate credit facility	—			70	Recourse, floating rate
Other	—			75	Various terms

Total		6.60%		$4,395

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate at
Year	Amortization	Maturities	Total	Jun. 30, 2004
Remainder 2004	$65	$6	$71	6.9%
2005	133	202	335	7.3%
2006	143	16	159	7.4%
2007	140	465	605	5.1%
2008	158	115	273	6.8%
2009 and thereafter	—	2,952	2,952	6.6%

Total	$639	$3,756	$4,395	6.6%

During the first quarter of 2004, the company refinanced Republic Plaza in Denver with a $170 million, ten-year, fixed-rate mortgage at 5.15% interest. This refinancing represents a reduction of approximately 400 basis points from the prior fixed-rate mortgage.

The company’s bank credit facility is in the form of a three-year revolving facility totaling $150 million. This facility’s floating rate has a weighted average interest rate of 2.7% and was drawn in the amount of $70 million as at June 30, 2004.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $526 million at June 30, 2004, compared with $545 million at December 31, 2003. Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company and totaled $253 million at June 30, 2004, compared with $269 million at December 31, 2003. The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Jun. 30, 2004	Dec. 31, 2003
Accounts payable	$273	$276
Advances
Revolving five-year term facilities	139	119
Other	114	150

Total	$526	$545

Q2/2004 INTERIM REPORT	5

FUTURE INCOME TAXES

At June 30, 2004, the company had a future income tax liability of $101 million compared to $18 million at December 31, 2003, an increase of $83 million due to the lease termination income earned in the second quarter of 2004 and the utilization of tax losses.

INTERESTS OF OTHERS IN PROPERTIES

In addition to 100% owned subsidiaries, Brookfield conducts its commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada and through Brookfield Financial Properties L.P. (“Brookfield Financial Properties”) in the U.S. which holds substantially all of the company’s interests in its New York, Boston and Washington assets. The following table details the components of interests of other shareholders:

(Millions)	Jun. 30, 2004	Dec. 31, 2003
BPO Properties	$37	$72
Brookfield Financial Properties	11	9

Total	$48	$81

Interests of others in BPO Properties decreased to $37 million at June 30, 2004 from $72 million at December 31, 2003 as a result of the payment of a special dividend during the first quarter of 2004. The interests of others in Brookfield Financial Properties increased by $2 million to $11 million at June 30, 2004 primarily due to the earnings in the first six months of 2004, including the proportion- ate share of interests of others in the lease termination income earned in the second quarter of 2004.

PREFERRED SHARES – SUBSIDIARIES AND CORPORATE

The company and its subsidiaries have approximately $1.1 billion of preferred equity outstanding as at June 30, 2004 — $406 million issued by its consolidated subsidiaries and $732 million issued by Brookfield. This equity represents low cost capital for the company, without dilution to the common equity base.

a) Subsidiaries

The company’s subsidiaries have the following preferred shares outstanding:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Jun. 30, 2004	Dec. 31, 2003
BPO Properties	1,805,489	Series G	70% of bank prime	$34	$35
	3,816,527	Series J	70% of bank prime	72	74
	300	Series K	30-day BA + 0.4%	113	115
	2,847,711	Series M	70% of bank prime	53	55
	800,000	Series N	30-day BA + 0.4%	15	15

				$287	$294
100% owned subsidiaries				119	121

Total				$406	$415

Dividends paid on preferred shares issued by subsidiaries are a component of interests of others in properties expense.

b) Corporate

The company has the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2004	Dec. 31, 2003
Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series F	8,000,000	6.00%	126	126
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	151	151
Class AAA Series I	8,000,000	5.20%	154	154
Class AAA Series J	8,000,000	5.00%	146	—

Total			$732	$586

During the second quarter of 2004, the company issued 8,000,000 Class AAA Series J preferred shares at a dividend rate of 5.0% for total proceeds of C$200 million. The proceeds were used to pay down corporate debt.

6	Brookfield Properties Corporation

Dividends paid on preferred shares issued by the company are accounted for as capital distributions. During the first six months of 2004, the company paid preferred dividends of $18 million compared with $9 million during the same period in 2003. During the second quarter of 2004, the company paid preferred dividends of $9 million compared with $5 million during the same period in 2003. The increase relates to dividends paid on $561 million of preferred shares issued during 2003 and 2004 through four offerings with favorable dividend rates averaging 5.3%.

COMMON SHARES

The company has 155.8 million issued and outstanding common shares. On a diluted basis, the company has 159.3 million common shares outstanding, calculated as follows:

	Jun. 30, 2004	Dec. 31, 2003
Common shares outstanding	155,753,758	156,246,701
Unexercised options and warrants	3,562,263	3,306,240

Common shares outstanding – diluted	159,316,021	159,552,941

Common shares repurchased	1,083,500	5,006,700

The diluted book value per common share at June 30, 2004 was $12.68 compared with $12.31 at December 31, 2003. Subsequent to June 30, 2004, the company repurchased an additional 4,000 shares under its normal course issuer bid, bringing the total number of common shares repurchased from January 1, 2004 to July 26, 2004 to 1,087,500 at an average price of $28.77 per share.

RESULTS OF OPERATIONS

For the six month period ended June 30, 2004, total commercial property operations increased 34% to $405 million from $302 million during the same period in 2003. Total commercial property operations contributed $226 million of net operating income during the second quarter of 2004, a 49% increase over the same period 2003 net operating income of $152 million. The increase is due to a $60 million lease termination payment, the contribution from 300 Madison Avenue in New York, 1625 Eye Street and 701 9th Street in Washington, D.C., the net leasing fee realized upon the successful completion of the sublease at 300 Madison Avenue and an increment of $10 million of straight-line rent during the first six months of 2004 ($5 million during the three months ended June 30, 2004) due to a change in accounting policy. See Note 2 of the consolidated interim financial statements for further discussion.

	Three months ended June 30		Six months ended June 30
(Millions)	2004	2003	2004	2003
Operating income from properties	$166	$152	$345	$302
Lease termination income	60	—	60	—

Net operating income	$226	$152	$405	$302

COMPONENTS OF NET OPERATING INCOME

The components of total net operating income are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2004	2003	2004	2003
Rental revenue	$251	$242	$522	$483
Property operating costs	85	90	177	181

Net operating income prior to lease termination income	166	152	345	302
Lease termination income	60	—	60	—

Net operating income	$226	$152	$405	$302

Q2/2004 INTERIM REPORT	7

Net operating income growth is comprised of contractual increases on in-place leases, rental increases achieved on in-place rents when re-leased, lease-up of vacancies, acquisitions net of dispositions, and straight-line rental income. The growth in net operating income during the first six months and in the second quarter of the past two years is as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2004	2003	2004	2003
Net operating income excluding lease termination income, prior period	$152	$152	$302	$302
(a) Contractual increases on in-place leases	1	2	3	6
(b) Rental increases achieved on in-place rents when re-leased	—	2	1	4
(c) Lease-up of vacancies	—	1	—	2
(d) Acquisitions, net of dispositions	8	(5)	29	(12)
(e) Straight-line rental income	5	—	10	—

	166	152	345	302
(f) Lease termination income	60	—	60	—

Net operating income, end of period	$226	$152	$405	$302

(a) Contractual increases on in-place leases

Brookfield’s leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The high-credit quality of tenants in the company’s portfolio in general lowers the risk of realizing these increases. During the three and six months ended June 30, 2004, net operating income increased $1 million and $3 million, respectively, due to contractual increases, compared with $2 million and $6 million during the same periods in 2003.

(b) Rental increases achieved on in-place rents when re-leased

During the six months ended June 30, 2004, higher rental rates on the re-leasing of space in the portfolio contributed $1 million of increased net operating income over 2003. At June 30, 2004, average in-place net rents throughout the portfolio remained consistent with the first quarter of 2004 at $23 per square foot and compared with $21 per square foot at June 30, 2003. Average market net rent was $24 per square foot at June 30, 2004, consistent with the net rate at March 31, 2004 and June 30, 2003.

The following table shows the average in-place rents and estimated current market rents for similar space in each of the company’s markets as at June 30, 2004:

	Gross	Avg.	Avg. In-place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York, New York
Midtown	2,786	20	$38	$50
Downtown	8,435	10	32	25
Boston, Massachusetts	2,163	6	30	35
Washington, D.C.	1,118	22	30	35
Toronto, Ontario	7,021	7	20	21
Calgary, Alberta	6,331	9	13	15
Denver, Colorado	3,017	4	14	16
Minneapolis, Minnesota	3,008	8	9	13
Other	1,275	8	9	15

Total*	35,154	10	$23	$24

* Excludes developments.

8	Brookfield Properties Corporation

(c) Lease-up of vacancies

Contribution to net operating income from lease-ups decreased marginally by $2 million during the six months ended June 30, 2004 and by $1 million during the second quarter of 2004 compared with the same period in 2003. Contributions from vacancy lease-ups were greater in 2003 due to vacancies leased in properties acquired in 2000. Brookfield’s total portfolio occupancy rate at June 30, 2004 decreased marginally to 93.9% from 94.1% at year-end. A summary of current and historical occupancy levels is as follows:

	Jun. 30, 2004		Dec. 31, 2003
	Total	%	Total	%
	(000s Sq. Ft.)	Leased	(000s Sq. Ft.)	Leased
New York, New York	11,221	97.9%	11,262	97.7%
Boston, Massachusetts	2,163	96.2%	2,163	97.7%
Washington, D.C.	1,118	75.8%	—	—
Toronto, Ontario	7,021	96.1%	6,884	96.1%
Calgary, Alberta	6,331	98.1%	7,454	97.6%
Denver, Colorado	3,017	83.5%	3,017	82.9%
Minneapolis, Minnesota	3,008	78.0%	3,008	74.1%
Other	1,275	89.2%	1,851	90.5%

Total*	35,154	93.9%	35,639	94.1%

New York/Boston/Washington/Toronto/Calgary	27,854	96.7%	27,763	97.3%
Denver/Minneapolis/Other	7,300	82.2%	7,876	80.4%

Total*	35,154	93.9%	35,639	94.1%

*Excludes developments.

(d) Acquisitions, net of dispositions

The value created in Brookfield’s mature commercial properties provides the company with the opportunity to generate additional gains and capital in order to reinvest in other assets at higher returns. For the six month period ended June 30, 2004, the acquisition of properties in Washington, D.C. and the completion of the development project at 300 Madison Avenue in New York, net of dispositions, as well as the net leasing fee realized upon the successful completion of the sublease of 800,000 square feet to PricewaterhouseCoopers at 300 Madison Avenue in New York, contributed an additional $29 million of net operating income compared to a decrease of $12 million from the sale of properties in 2003.

The acquisition of properties, net of dispositions, contributed an additional $8 million of net operating income for the second quarter ended June 30, 2004, and the sale of properties decreased net operating income by $5 million in the second quarter of 2003.

(e) Straight-line rental income

As a result of adopting CICA Handbook section 1100, “Generally Accepted Accounting Principles,” commencing January 1, 2004, the company recognized an additional $10 million of straight-line rental income during the six months ended June 30, 2004 ($5 million during the three months ended June 30, 2004). This adoption was on a prospective basis, and therefore no adjustments were made to prior periods. See Note 2 to the consolidated interim financial statements for further discussion.

(f) Lease termination income

During the first quarter of 2004, the company entered into a twenty-year lease with Cadwalader, Wickersham & Taft for 460,000 square feet in One World Financial Center in New York. The transaction resulted in a net gain of $60 million in the second quarter of 2004 upon termination of the existing lease. While these events are opportunistic and difficult to predict, the dynamic tenant base, which is typical of our buildings, should provide Brookfield with similar opportunities in the future.

DEVELOPMENT AND RESIDENTIAL OPERATIONS

Development and residential operations contributed $18 million of income during the first six months ending June 30, 2004, an increase of $4 million from the same period in 2003. During the second quarter of 2004, development and residential operations contributed $10 million of income, an increase of $3 million from the same period in 2003. Our development and residential operations continued to benefit from the low interest rate environment and are on track to exceed the year 2003 results.

INTEREST AND OTHER

Interest and other income for the six months ended June 30, 2004 decreased to $25 million compared with $29 million for the same period in 2003. Interest and other income for the second quarter of 2004 decreased to $11 million compared with $14 million for the same period in 2003. The decrease primarily related to the completion of the company’s residential condominium development project in Toronto.

Q2/2004 INTERIM REPORT	9

UNALLOCATED COSTS

Unallocated costs were $166 million for the six months ended June 30, 2004, compared with $169 million during the same period in 2003. Unallocated costs were $85 million for the second quarter of 2004, compared with $83 million during the same period in 2003. The amounts are comprised of interest expense, administrative and development expenses and other shareholders’ interests expenses, as follows:

Interest expense

Interest expense was $134 million for the six months ended June 30, 2004, compared with $137 million during the same period in 2003. The decrease is primarily related to the sale of a 49% interest in 245 Park Avenue in New York in October 2003. Interest expense was $68 million in the second quarter of 2004, compared with $67 million during the same period 2003. This increase is a result of debt assumed on the purchase of 701 9th Street, N.W. in Washington, D.C., the placement of higher levels of investment-grade debt on properties, offset by the reduction of debt through amortization and the sale of a 49% interest in 245 Park Avenue in New York in October 2003.

Administrative and development expenses

Administrative costs for the six months ended June 30, 2004 decreased to $21 million from $22 million during the same period 2003, as the company has continued to implement cost reduction initiatives. Administrative costs for the second quarter of 2004 were $11 million, consistent with the same period in 2003.

Other shareholders’ interests expenses

Other shareholders’ interests in the income from properties, consolidated in the company’s accounts, consist of earnings attributable to properties represented by the interests not owned by Brookfield in BPO Properties and Brookfield Financial Properties, as well as dividends on preferred shares issued by these and other wholly-owned subsidiaries. During the six months ended June 30, 2004, other shareholders’ interests expenses increased to $11 million compared with $10 million in the same period in 2003. During the second quarter of 2004, other shareholders’ interests expenses increased to $6 million compared with $5 million in the same period in the same period in 2003. The increase is related to the lease termination income realized in the second quarter of 2004.

DEPRECIATION EXPENSES

Depreciation during the six months ended June 30, 2004 increased by $31 million to $69 million. Depreciation expense was $35 million during the second quarter of 2004, an increase of $15 million over the $20 million during the same period during 2003. The majority of this increase was due to additional depreciation and amortization recognized with the adoption of CICA Handbook section 1100 requiring a change to a straight-line basis. See Note 2 to the consolidated interim financial statements for further discussion.

NET INCOME

Brookfield’s net income per share during the first six months of 2004 increased by 27% to $0.75 per share from $0.59 per share during the same period in 2003. Net income during the second quarter of 2004 increased to $0.45 per share from $0.30 per share during the same period in 2003. The increase is primarily related to the lease termination income earned during the second quarter of 2004. Net income per share is calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share information)	2004	2003	2004	2003
Net income	$80	$53	$136	$103
Preferred share dividends	(9)	(5)	(18)	(9)

Net income available for common shareholders	$71	$48	$118	$94

Weighted average common shares outstanding - diluted	156.9	159.1	157.3	160.0
Net income per share - diluted	$0.45	$0.30	$0.75	$0.59

FUNDS FROM OPERATIONS

Funds from operations (“FFO”) is defined as net income, prior to extraordinary items, non-cash items and depreciation and amortization of capital assets. While Brookfield believes that FFO is the most relevant measure to analyze real estate based on the fact that commercial properties generally appreciate rather than depreciate, the company believes that both FFO and net income are relevant measures. The company computes FFO in accordance with the definitions provided by the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) in Canada and substantially in accordance with the National Association of Real Estate Investment Trusts (“NAREIT”) in the United States. FFO does not represent cash generated from operating activities determined in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States or Canada and should not be considered as an alternative to net income determined in accordance with GAAP.

10	Brookfield Properties Corporation

Brookfield’s strong tenant base and pro-active leasing strategies contributed to an increase in FFO of 62% for the six months ended June 30, 2004 to $1.68 per share from $1.04 per share during the same period in 2003. FFO during the second quarter of 2004 increased 85% to $0.98 per share compared with $0.53 per share during the same period in 2003. FFO per share is calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share information)	2004	2003	2004	2003
FFO	$162	$90	$282	$176
Preferred share dividends	(9)	(5)	(18)	(9)

FFO available for common shareholders	$153	$85	$264	$167

Weighted average common shares outstanding - diluted	156.9	159.1	157.3	160.0
FFO per share - diluted	$0.98	$0.53	$1.68	$1.04

LIQUIDITY AND CAPITAL RESOURCES

Brookfield employs a broad range of financing strategies to facilitate growth and manage financial risk, with particular focus on the overall reduction of the weighted average cost of capital, thereby enhancing returns for common shareholders.

Brookfield’s funds from operations, defined as net income, prior to extraordinary items, non-cash items and depreciation and amortization of capital assets, represents the primary source of liquidity to fund debt service, dividend payments, and recurring capital and leasing costs in the company’s commercial property portfolio. Sufficient cashflows are generated by the company’s properties to service these obligations. In addition, Brookfield’s tax status as a corporation and substantial tax loss pools allow it to reinvest and retain cash generated by operations without incurring cash taxes.

As at June 30, 2004, Brookfield had approximately $249 million (December 31, 2003 - $562 million) of unsecured indebtedness outstanding to Brascan Corporation and its affiliates. During the first quarter of 2004, the company, based on an agreement signed in 1997, purchased the land lease on one of its Canadian properties for an amount equal to its carrying value of $80 million from Brascan Corporation.

Commercial property debt assumed by Brookfield is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a 50% to 60% loan-to-appraised-value basis. In addition, in certain circumstances when a building is leased almost exclusively to a high-quality tenant, a higher loan to value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces the company’s equity requirements to finance the property, and as a result, enhances equity returns.

CONTRACTUAL OBLIGATIONS

The following table presents contractual obligations of the company over the next five years:

		Payments due by period
(Millions)	Total	Less than one year	1-3 years	4-5 years	After 5 years
Commercial property debt	$4,395	$71	$1,099	$441	$2,784
Other obligations	253	79	35	—	139

Total obligations	$4,648	$150	$1,134	$441	$2,923

Other obligations include shareholder advances and debt attributable to the land development operations. See Note 8 of the consolidated interim financial statements for further discussion on other obligations.

REAL ESTATE INDUSTRY AND RISKS

Industry risks are unchanged from those discussed in the December 31, 2003 Annual Report. In addition, further discussion on risk factors to consider in evaluating Brookfield can be found in our Annual Information Form. Both resources are posted on the company’s Web site at www.brookfieldproperties.com or on SEDAR’s Web site at www.sedar.com.

DERIVATIVE FINANCIAL INSTRUMENTS

The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. There are no derivative financial instruments designated as hedges as at June 30, 2004.

Financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. The use of derivative contracts is governed by documented risk management policies and approved limits.

Q2/2004 INTERIM REPORT	11

SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the residential land development business. The commercial markets in which the company operates are primarily New York, Boston, Washington, D.C., Denver and Minneapolis in the U.S., and Toronto and Calgary in Canada. Approximately 75% of the company’s net operating income or 70% of the company’s FFO are derived from the U.S. The company’s residential land development operations are focused on four markets: Calgary, Edmonton and Toronto in Canada and Denver in the U.S. Details of the segmented financial information for the company’s principal areas of business by industry and geographic location are provided in Note 15 of the company’s consolidated interim financial statements.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the company adopted CICA Handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $10 million and additional depreciation of $28 million before any tax effects during the six months ended June 30, 2004 ($5 million of additional straight-line rental revenue and $15 million of additional depreciation during the three months ended June 30, 2004).

Effective January 1, 2004, the company adopted CICA Handbook section 3063, “Impairment of Long-Lived Assets.” The section provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. The adoption of section 3063 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted CICA Handbook section 3110, “Asset Retirement Obligations.” The section addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. The adoption of section 3110 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships,” (AcG 13), a new accounting guideline issued by the CICA addressing identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. Under AcG 13, hedge designation of derivative financial instruments is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instruments are expected to substantially offset the fair value or cash flows of the underlying asset, liability or anticipated transaction. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The adoption of AcG 13 did not have a significant impact on the company’s consolidated interim financial statements.

The company has adopted CICA Emerging Issue Committee Abstract 140, “Accounting for Operating Leases Acquired in Either an Asset Acquisition or Business Combination,” (EIC 140), issued in September 2003. EIC 140 requires that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms. The adoption of EIC 140 did not have a significant impact on the company’s consolidated interim financial statements.

FORWARD-LOOKING STATEMENTS

This interim report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and, Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

12	Brookfield Properties Corporation

This interim report makes reference to “funds from operations” on a total and per share basis. Management uses funds from operations as a key measure to evaluate performance and to determine the underlying value of its business. Shareholders are encouraged to consider both net income and funds from operations in assessing Brookfield’s results.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In particular, estimates are required in the determination of: future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; hedge effectiveness; and fair values for disclosure purposes. These estimates are impacted by, among other things, movements in interest rates and other factors as described in the analysis of business environment and risks included in our annual MD&A. The interrelated and complex nature of these factors prevents us from quantifying the overall impact of movements on the company’s financial statements.

ADDITIONAL INFORMATION

A supplementary information package with more detailed financial information is posted on Brookfield’s Web site and should be read in conjunction with this Interim Report.

Craig J. Laurie
Senior Vice President and Chief Financial Officer

July 27, 2004

DIVIDENDS PAID

Dividends paid per share by the company during the first six months of 2004 and in the past three fiscal years are as follows:

	Jun. 30, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Common shares(1) (US$)	$0.3000	$0.5000	$0.4000	$0.3300
Class A preferred shares (C$)	0.0938	0.1875	0.1875	0.1875
Class AA Series E preferred shares (C$)	0.3606	0.8202	0.7272	1.1009
Class AAA Series A preferred shares (C$)	—	—	1.6521	2.2500
Class AAA Series B preferred shares (C$)	—	—	1.6521	2.2500
Class AAA Series C preferred shares (C$)	—	1.2356	2.0000	2.0000
Class AAA Series D preferred shares (C$)	—	1.2356	2.0000	2.0000
Class AAA Series F preferred shares (C$)	0.7500	1.5000	0.3986	—
Class AAA Series G preferred shares (US$)	0.6563	0.7237	—	—
Class AAA Series H preferred shares (C$)	0.7188	0.3033	—	—
Class AAA Series I preferred shares (C$)	0.6500	—	—	—
Class AAA Series J preferred shares (C$)	0.2083	—	—	—

(1) The 2003 common share dividend excludes the distribution of Brookfield Homes Corporation.

Q2/2004 INTERIM REPORT	13

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

		Jun. 30, 2004	Dec. 31, 2003
(Millions)	Note	Unaudited	Audited
Assets
Commercial properties	3	$6,465	$6,297
Development properties	4	653	684
Receivables and other	5	619	717
Marketable securities	6	312	267
Cash and cash equivalents		108	132

		$8,157	$8,097

Liabilities
Commercial property debt	7	$4,395	$4,537
Accounts payable and other liabilities	8	526	545
Future income tax liability		101	18
Shareholders’ interests
Interests of others in properties	9	48	81
Preferred shares
Subsidiaries	10	406	415
Corporate	10	732	586
Common shares	11	1,949	1,915

		$8,157	$8,097

See accompanying notes to the consolidated interim financial statements.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Unaudited	Three months ended June 30		Six months ended June 30
(Millions)	2004	2003	2004	2003
Retained earnings, beginning of period	$814	$660	$797	$630
Net income	80	53	136	103
Shareholder distributions
Preferred share dividends	(9)	(5)	(18)	(9)
Common share dividends	(24)	(16)	(47)	(32)
Amount paid in excess of the book value of common shares purchased for cancellation	(16)	—	(23)	—

Retained earnings, end of period	$845	$692	$845	$692

14	Brookfield Properties Corporation

CONSOLIDATED STATEMENT OF INCOME

Unaudited		Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	Note	2004	2003	2004	2003
Total revenue		$381	$301	$707	$596
Net operating income
Commercial property operations
Operating income from properties		$166	$152	$345	$302
Lease termination income		60	—	60	—

Total commercial property operations		226	152	405	302

Development and residential operations		10	7	18	14
Interest and other		11	14	25	29

		247	173	448	345

Expenses
Interest		68	67	134	137
Administrative and development		11	11	21	22
Interests of others in properties		6	5	11	10

Income before undernoted		162	90	282	176

Depreciation and amortization		35	20	69	38
Taxes and other non-cash items		47	17	77	35

Net income		$80	$53	$136	$103

Net income per share – basic	11	$0.46	$0.30	$0.76	$0.59
Net income per share – diluted	11	$0.45	$0.30	$0.75	$0.59

See accompanying notes to the consolidated interim financial statements.

Q2/2004 INTERIM REPORT	15

CONSOLIDATED STATEMENT OF CASHFLOW

Unaudited	Three months ended June 30		Six months ended June 30
(Millions)	2004	2003	2004	2003
Operating activities
Net income	$80	$53	$136	$103
Depreciation and amortization	35	20	69	38
Taxes and other non-cash items	47	17	77	35

	162	90	282	176

Commercial property tenant improvements	(11)	(2)	(19)	(8)
Other	(96)	22	89	(7)

Cashflow from operating activities	55	110	352	161

Financing activities and capital distributions
Commercial property debt arranged	—	25	205	492
Commercial property debt repayments	(173)	(73)	(464)	(489)
Subordinated note receivable	—	24	—	58
Other advances	1	(3)	2	1
Common shares of Brookfield acquired	(20)	(54)	(31)	(87)
Common shares issued	1	1	8	2
Preferred shares issued, net	143	107	143	107
Preferred shares redeemed	—	(74)	—	(74)
Cashflow retained from (distributed to) other shareholders	2	(16)	(31)	(14)
Preferred share dividends	(9)	(5)	(18)	(9)
Common share dividends	(24)	(16)	(47)	(32)

Cashflow used in financing activities and capital distributions	(79)	(84)	(233)	(45)

Investment activities
Marketable securities	5	—	(45)	—
Dispositions (acquisitions) of real estate, net	—	—	(60)	4
Development and redevelopment investments	(17)	(43)	(31)	(95)
Capital expenditures	(4)	(4)	(7)	(6)

Cashflow used in investing activities	(16)	(47)	(143)	(97)

Increase (decrease) in cash resources	(40)	(21)	(24)	19
Opening cash and cash equivalents	148	116	132	76

Closing cash and cash equivalents	$108	$95	$108	$95

16	Brookfield Properties Corporation

Notes to the Consolidated Interim Financial Statements

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the most recently-issued Annual Report of Brookfield Properties Corporation (the “company”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.

The results reported in these consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been restated or reclassified to conform to the current period’s presentation.

NOTE 2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the company adopted CICA Handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $10 million and additional depreciation of $28 million before any tax effects during the six months ended June 30, 2004 ($5 million of additional straight-line rental revenue and $15 million of additional depreciation during the three months ended June 30, 2004).

Effective January 1, 2004, the company adopted CICA Handbook section 3063, “Impairment of Long-Lived Assets.” The section provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. The adoption of section 3063 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted CICA Handbook section 3110, “Asset Retirement Obligations.” The section addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. The adoption of section 3110 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships,” (AcG 13), a new accounting guideline issued by the CICA addressing identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. Under AcG 13, hedge designation of derivative financial instruments is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instruments are expected to substantially offset the fair value or cash flows of the underlying asset, liability or anticipated transaction. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The adoption of AcG 13 did not have a significant impact on the company’s consolidated interim financial statements.

The company has adopted CICA Emerging Issue Committee Abstract 140, “Accounting for Operating Leases Acquired in Either an Asset Acquisition or Business Combination,” (EIC 140), issued in September 2003. EIC 140 requires that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms. The adoption of EIC 140 did not have a significant impact on the company’s consolidated interim financial statements.

Q2/2004 INTERIM REPORT	17

NOTE 3. COMMERCIAL PROPERTIES

A breakdown of commercial properties is as follows:

(Millions)	Jun. 30, 2004	Dec. 31, 2003
Commercial properties	$6,973	$6,748
Less: accumulated depreciation	(508)	(451)

Total	$6,465	$6,297

NOTE 4. DEVELOPMENT PROPERTIES

Development properties include commercial developments, primarily for office development, and residential land under and held for development. A breakdown of development properties is as follows:

(Millions)	Jun. 30, 2004	Dec. 31, 2003
Commercial developments	$369	$349
Residential development land	284	335

Total	$653	$684

NOTE 5. RECEIVABLES AND OTHER

The components of receivables and other assets are as follows:

(Millions)	Jun. 30, 2004	Dec. 31, 2003
Receivables and real estate mortgages	$399	$499
Prepaid expenses and other assets	214	212
Non-core real estate assets held for sale	6	6

Total	$619	$717

NOTE 6. MARKETABLE SECURITIES

Marketable securities are comprised of a portfolio of fixed-rate corporate bonds which are carried at amortized cost with a fair value which approximates their book value and an average yield of 2.5% and matures over the period of 2005 to 2007.

NOTE 7. COMMERCIAL PROPERTY DEBT

Predominantly all of the commercial property mortgages are secured by individual properties without recourse to the company. Approximately 87% of the company’s commercial property debt is due after 2006.

		Principal Repayments
	Weighted Average							Jun. 30	Dec. 31
	Interest Rate at	Remainder					2009 &	2004	2003
(Millions)	Jun. 30, 2004	2004	2005	2006	2007	2008	Beyond	Total	Total
Commercial property debt	6.6%	$71	$335	$159	$605	$273	$2,952	$4,395	$4,537

NOTE 8. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Jun. 30, 2004	Dec. 31, 2003
Accounts payable	$273	$276
Advances
Revolving five-year term facilities	139	119
Other	114	150

Total	$526	$545

Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company.

Advances include a revolving five-year term facility borrowed from a shareholder and bears interest based on the prime rate. This revolving facility is convertible at either party’s option into a fixed-rate financing at 9.75% repayable in 2015. Interest expense during the six months ending June 30, 2004 includes $2 million (2003 - $2 million) relating to these advances.

18	Brookfield Properties Corporation

Other advances are comprised mainly of debt attributable to the land development business of $114 million (2003 — $150 million). The weighted average interest rate on these advances as at June 30, 2004 was 4.1% (2003 — 4.4%). Advances totaling $79 million are due by the end of 2004, and the remaining balances are due prior to 2008.

NOTE 9. INTERESTS OF OTHERS IN PROPERTIES

Interests of others in properties include the amounts of common equity related to other shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Jun. 30, 2004	Dec. 31, 2003
BPO Properties	$37	$72
Brookfield Financial Properties	11	9

Total	$48	$81

NOTE 10. PREFERRED SHARES: SUBSIDIARIES AND CORPORATE

Subsidiaries and corporate preferred shares outstanding are as follows:

a) Subsidiaries

The company’s subsidiaries have the following preferred shares outstanding:

(Millions)	Jun. 30, 2004	Dec. 31, 2003
BPO Properties	$287	$294
100% owned subsidiaries	119	121

Total	$406	$415

Dividends paid on preferred shares issued by subsidiaries are a component of interests of others in properties expense.

b) Corporate

The company has the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2004	Dec. 31, 2003
Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series F	8,000,000	6.00%	126	126
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	151	151
Class AAA Series I	8,000,000	5.20%	154	154
Class AAA Series J	8,000,000	5.00%	146	—

Total			$732	$586

Dividends paid on preferred shares issued by the company are accounted for as capital distributions. During the six months ended June 30, 2004, the company paid preferred dividends of $18 million compared with $9 million during the same period of 2003. During the three months ended June 30, 2004, the company paid preferred dividends of $9 million compared with $5 million during the same period of 2003.

NOTE 11. COMMON SHARES

The company’s common equity is comprised of the following:

(Millions)	Jun. 30, 2004	Dec. 31, 2003
Common shares	$1,081	$1,084
Retained earnings and cumulative translation adjustment*	868	831

Total	$1,949	$1,915

*Includes foreign currency cumulative translation adjustment of $23 million (Dec. 31, 2003 — $34 million).

Q2/2004 INTERIM REPORT	19

Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share information)	2004	2003	2004	2003
Net income	$80	$53	$136	$103
Preferred share dividends	(9)	(5)	(18)	(9)

Net income available for common shareholders	$71	$48	$118	$94

Weighted average common shares outstanding - basic	156.0	157.2	156.1	158.6
Net income per share - basic	$0.46	$0.30	$0.76	$0.59

Weighted average common shares outstanding - diluted	156.9	159.1	157.3	160.0
Net income per share - diluted	$0.45	$0.30	$0.75	$0.59

Weighted average common shares outstanding - basic	156.0	157.2	156.1	158.6
Unexercised options and warrants	0.9	1.9	1.2	1.4

Weighted average common shares outstanding - diluted	156.9	159.1	157.3	160.0

NOTE 12. STOCK-BASED COMPENSATION

The company accounts for stock options using the fair value market method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

During the first quarter of 2004, the company granted 975,000 stock options under the Share Option Plan with an exercise price of $29.42 per share, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 16.0% volatility, and an interest rate of 4.6%.

NOTE 13. GUARANTEES

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $2 million at the time of sale.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.

NOTE 14. OTHER INFORMATION

As at June 30, 2004, Brookfield had approximately $249 million (December 31, 2003 - $562 million) of unsecured indebtedness outstanding to Brascan Corporation and its affiliates. During the first quarter of 2004, the company, based on an agreement signed in 1997, purchased the land lease on one of its Canadian properties for an amount equal to its carrying value of $80 million from Brascan Corporation.

Cash taxes paid during the six months ended June 30, 2004 were $4 million (2003 - $3 million) and $2 million during the second quarter ended June 30, 2004 (2003 - $1 million). Cash interest paid during the six months ended June 30, 2004 totaled $141 million (2003 - $159 million) and $71 million during the second quarter ended June 30, 2004 (2003 - $78 million).

20	Brookfield Properties Corporation

NOTE 15. SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographical location for the six months ended June 30:

	United States		Canada		Total
(Millions)	2004	2003	2004	2003	2004	2003
Commercial property operations
Rental revenues	$380	$352	$142	$131	$522	$483
Lease termination income	60	—	—	—	60	—
Expenses	117	126	60	55	177	181

	323	226	82	76	405	302

Development and residential
Revenues	5	10	95	74	100	84
Expenses	4	10	78	60	82	70

	1	—	17	14	18	14

Other revenues	9	14	16	15	25	29

Operating income	333	240	115	105	448	345
Interest expense	107	112	27	25	134	137
Administrative and development	11	10	10	12	21	22
Interests of others in properties	3	1	8	9	11	10

Income before undernoted	212	117	70	59	282	176
Depreciation and amortization	48	26	21	12	69	38

Income before unallocated costs	164	91	49	47	213	138
Taxes and other non-cash items					77	35

Net income					$136	$103

Acquisitions (dispositions) of real estate, net	$15	$(4)	$45	$—	$60	$(4)
Commercial property tenant improvements	14	1	5	7	19	8
Development and redevelopment investments	29	92	2	3	31	95
Capital expenditures	5	3	2	3	7	6

	United States		Canada		Total
	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
(Millions)	2004	2003	2004	2003	2004	2003
Assets
Commercial properties	$4,995	$4,842	$1,470	$1,455	$6,465	$6,297
Development properties	335	373	318	311	653	684
Receivables and other	334	334	285	383	619	717
Marketable securities	312	—	—	267	312	267
Cash and cash equivalents	71	101	37	31	108	132

	$6,047	$5,650	$2,110	$2,447	$8,157	$8,097

Q2/2004 INTERIM REPORT	21

The following summary presents segmented financial information for the company’s principal areas of business by industry and geographical location for the three months ended June 30:

	United States		Canada		Total
(Millions)	2004	2003	2004	2003	2004	2003
Commercial property operations
Rental revenues	$184	$173	$67	$69	$251	$242
Lease termination income	60	—	—	—	60	—
Expenses	57	60	28	30	85	90

	187	113	39	39	226	152

Development and residential operations
Revenues	3	7	56	38	59	45
Expenses	2	7	47	31	49	38

	1	—	9	7	10	7

Other revenues	4	6	7	8	11	14

Operating income	192	119	55	54	247	173
Interest expense	54	54	14	13	68	67
Administrative and development	6	5	5	6	11	11
Interests of others in properties	2	—	4	5	6	5

Income before undernoted	130	60	32	30	162	90
Depreciation and amortization	25	14	10	6	35	20

Income before unallocated costs	105	46	22	24	127	70
Taxes and other non-cash items					47	17

Net income					$80	$53

Commercial property tenant improvements	$8	$—	$3	$2	$11	$2
Development and redevelopment investments	17	42	—	1	17	43
Capital expenditures	3	2	1	2	4	4

Quarterly Financial Statistics

Unaudited	2004		2003
(Millions, except per share information)	Q2	Q1	Q4	Q3	Q2	Q1
Total
Funds from operations — prior to lease termination income and gains	$103	$120	$94	$91	$90	$86
Funds from operations	162	120	193	91	90	86
Net income	80	56	126	50	53	50
Common equity — book value	1,949	1,932	1,915	1,816	1,795	1,773
Common shares outstanding	155.8	156.4	156.2	156.2	156.3	158.7
Per common share — diluted
Funds from operations — prior to lease termination income and gains	$0.60	$0.70	$0.56	$0.55	$0.53	$0.51
Funds from operations	0.98	0.70	1.19	0.55	0.53	0.51
Net income	0.45	0.30	0.75	0.29	0.30	0.29
Dividends(1)	0.15	0.15	0.15	0.15	0.10	0.10
Book value	12.68	12.52	12.31	11.71	11.58	11.23
Market trading price (NYSE) — US$	28.75	31.11	28.70	23.50	21.25	19.65
Market trading price (TSX) — C$	38.22	40.58	37.30	31.69	29.00	29.19

(1) The common share dividends in the first quarter of 2003 excludes the distribution of Brookfield Homes Corporation.

22	Brookfield Properties Corporation

Shareholder Information

STOCK EXCHANGE LISTINGS

	Outstanding at
	June 30, 2004	Symbol	Stock Exchange
Common Shares	155,753,758	BPO	New York / Toronto
Class A Preferred Shares
Series A	2,050,000	Not listed	—
Series B	4,262,000	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date
Common Shares(2)	First day of March, June, September and December	Last day of March, June, September and December
Class A Preferred Shares
Series A, B	First day of March and September	15th day of March and September
Class AA Preferred Shares
Series E	15th day of March, June September and December	Last day of March, June, September and December
Class AAA Preferred Shares
Series F, G, H, I and J	15th day of March, June September and December	Last day of March, June, September and December

(1)	All dividends are subject to declaration by the company’s Board of Directors.

(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise.

FIVE YEAR COMMON SHARE DIVIDEND HISTORY

(US Dollars)	2000	2001		2002	2003		2004
March 31	$—	$—		$0.10	$0.10	(4)	$0.15
June 30	0.12	0.13		0.10	0.10		0.15
September 30	—	0.10	(3)	0.10	0.15		0.16
December 31	0.13	0.10		0.10	0.15

(3)	Effective September 2001, Brookfield initiated a quarterly dividend payment in place of the semi-annual payment.

(4)	Excluding the distribution of Brookfield Homes Corporation.

Q2/2004 INTERIM REPORT	23

Corporate Information

CORPORATE PROFILE

Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 45 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

SHAREHOLDER INQUIRIES

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Craig Laurie, Senior Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at claurie@brookfieldproperties.com.

Brookfield Properties Corporation

One Liberty Plaza	BCE Place, Bay Wellington Tower
165 Broadway, 6th Floor	181 Bay Street, Suite 330
New York, New York 10006	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7196	Fax: (416) 369-2301
www.brookfieldproperties.com

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

By mail:	P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9
By courier:	199 Bay Street, Commerce Court West, Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window
Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activ- ities to the media in a timely, factual and accurate manner.